SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resignation of Independent and Non-Executive Directors

We hereby inform you that five of our Independent and Non-Executive Directors of KT Corporation (NYSE symbol: KTC), have expressed their resignation on December 9, 2008. Details are as follows :

1. Name	Jeong Ro Yoon, Kon Sik Kim, Do Hwan Kim, Gyu Taeg Oh and Jong Kyoo Yoon

		Beginning of Term	End of Tenure
2. Term of Office	Jeong Ro Yoon	Mar. 16, 2007	2010 AGM
	Kon Sik Kim	Mar. 16, 2007	2010 AGM
	Do Hwan Kim	Mar. 10, 2006	2009 AGM
	Jong Kyoo Yoon	Mar. 10, 2006	2009 AGM
	Gyu Taeg Oh	Feb. 29, 2008	2011 AGM

3. Reason for resignation	personal

4. Date of resignation	Extraordinary General Meeting of Shareholders to be held in January 2009

5. Status of Directors after resignation	To be confirmed at the Extraordinary General Meeting of Shareholders to be held in January 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director